Exhibit (a)(1)

April 1, 2008

Dear Fellow Stockholders,

As most of you are aware, on March 20, 2008, Elliott QoS, a subsidiary of Elliott Associates L.P. (collectively, “Elliott”) launched an unsolicited tender offer for any and all outstanding shares of Packeteer’s common stock at $5.50 per share, subject to a number of terms and conditions contained in Elliott’s tender offer documents. After careful consideration, including a thorough review of the tender offer with our management, and our legal and financial advisors, your Board of Directors has unanimously determined that Elliott’s tender offer is contrary to the best interests of Packeteer’s stockholders.

Accordingly, your Board of Directors recommends that you reject Elliott’s offer and not tender your shares. We would like to share with you the Board’s key reasons for its recommendation:

•	The Board has recently commenced a review of the Company’s strategic alternatives, and believes that if the Board determines that a sale of the Company or a strategic business combination is in the best interests of the stockholders of the Company, the Company is well-positioned to negotiate a transaction with a value greater than the Elliott tender offer.

•	If the Company’s operating plan for fiscal 2008 is achieved, the Board believes that the Company’s stand-alone operations will produce significantly greater value for the stockholders than that provided by the Elliott tender offer.

•	The Elliott tender offer does not reflect the synergy value that may be obtained from a strategic combination.

•	The Elliott tender offer is coercive to Packeteer stockholders and creates a liquidity risk for stockholders who do not tender.

•	The Elliott tender offer is highly conditional.

The enclosed Solicitation/Recommendation Statement on Schedule 14D-9 contains a detailed description of the reasons for your Board of Directors recommendation and the factors considered by the Board. We urge you to read the Solicitation/Recommendation Statement carefully so that you will be fully informed before you make your decision. If you have questions or need assistance, please call MacKenzie Partners at (800) 322-2885.

We greatly appreciate your continued support.

Sincerely,

David Côté
President and Chief Executive Officer